UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On August 26, 2009, at the annual shareholders meeting of Satélites Mexicanos, S.A. de C.V. (the “Company”), the Company’s shareholders appointed Mr. John H. Stevens to fill a vacancy on the Board. Mr. Stevens will serve until the Company’s shareholders appoint a successor.
Mr. Stevens has been an alternate director of the Company since November 30, 2006. Mr. Stevens is a former Managing Director of J.P. Morgan Chase Bank, from which he retired in 2006 after a 30 year career. At J.P. Morgan Chase he headed Latin America Special Loans, and prior to that was the Group Credit Officer for Latin America. Earlier career assignments included a Senior Credit Officer position in the U.S. Banking and Corporate Division and postings in Venezuela and Mexico. Mr. Stevens presently serves as board member or advisor to several organizations. He holds an M.B.A. degree from the Wharton School, University of Pennsylvania and a B.A. degree from Trinity College, Hartford, Connecticut.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 1, 2009

Satélites Mexicanos. S.A. de C.V. (Registrant)
By:	/s/ signature
	Name:	Pablo Manzur y Bernabeu
	Title:	General Counsel

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